SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

------------------------------------

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE TRANSITION PERIOD FROM______TO_____

COMMISSION FILE NUMBER 0-12345

A.           FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY
401(K) PLAN

B.           NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY
536 East Pike Avenue
P.O. Box 1330
Columbus, MT  59019

REQUIRED INFORMATION

1.
Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan - Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011 (with Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2011 and 2010, the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2011, and the Notes to Financial Statements, together with supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011.

2.	Exhibits filed as part of this annual report: Exhibit 23.1 – Consent of Tanner LLC, Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY 401(K) PLAN

June 22, 2012                                                    /s/ Kristen Koss
----------------------------                                      -------------------------------------------
       Date                                                        Kristen Koss
                   Vice President, Human Resources

STILLWATER MINING COMPANY 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2011 AND 2010
AND FOR THE YEAR ENDED DECEMBER 31, 2011

STILLWATER MINING COMPANY 401(K) PLAN

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3
Notes to Financial Statements	4-12

SUPPLEMENTAL SCHEDULE*
Schedule H, Part IV, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2011	13-15

*Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Stillwater Mining Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Stillwater Mining Company 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah
June 22, 2012

STILLWATER MINING COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Investments at fair value (see Note 3):
Mutual funds and guaranteed interest account	$44,364,203	$45,912,746
Unitized Stillwater Mining Company common stock fund	8,193,837	8,987,867
Non-interest bearing cash	389	2,350
Total investments	52,558,429	54,902,963

Receivables:
Notes receivable from participants	1,595,351	1,334,482
Accrued interest on notes receivable from participants	3,589	3,228
Employer contributions	119,814	103,386
Participant contributions and loan repayments	122,848	98,605
Other	2,269	7,036
Total receivables	1,843,871	1,546,737

Total assets	54,402,300	56,449,700

LIABILITIES
Accounts payable	75	4,789

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	54,402,225	56,444,911

Adjustment from fair value to contract value for fully benefit-
responsive guaranteed interest account	(1,689,386)	(836,277)

NET ASSETS AVAILABLE FOR BENEFITS	$52,712,839	$55,608,634

See accompanying notes to financial statements.

STILLWATER MINING COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

ADDITIONS (REDUCTIONS)
Investment Income (Loss)
Net depreciation in fair value of investments (see Note 3)	$(6,671,727)
Interest and dividends	397,130
Total investment loss, net	(6,274,597)

Interest Income on Notes Receivable from Participants	85,653

Contributions
Employer contributions of Employer securities	1,399,581
Participant contributions	2,525,139
Participant rollovers	379,148
Total contributions	4,303,868

Total reductions, net	(1,885,076)

DEDUCTIONS
Distributions and withdrawals	2,366,698
Administrative expenses and other	33,574
Total deductions	2,400,272

Net decrease before net transfers from other Company plan	(4,285,348)

NET TRANSFERS FROM OTHER COMPANY PLAN (see note 1)	1,389,553

Net decrease in net assets available for benefits	(2,895,795)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of the year	55,608,634

End of the year	$52,712,839

See accompanying notes to financial statements.

STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 1 – DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

On June 1, 1993, Stillwater Mining Company (the “Company” or “Employer”) established the Stillwater Mining Company 401(k) Plan (the “Plan”).  The following description of the Plan provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, covering all non-union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  An employee is eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”).

Plan and Trust Administration
The administration of the Plan is the responsibility of the Company.  The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with State Street Bank and Trust Company.

Contributions
Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation, as defined by the Plan document not to exceed the IRC limits.  Contributions are limited by the IRC, which established a maximum contribution of $16,500 ($22,000 for participants age 50 and older) for the year ended December 31, 2011.  The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation, for the contribution period.  The Company matching contributions may be made in Company common stock or cash.  During 2011, all Company matching contributions were made in the form of common stock, except for $135,877, which was paid through the application of forfeitures into the interest bearing cash portion of the unitized Stillwater Mining Company common stock fund. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

Participants may be permitted to rollover into the Plan, all or a portion of any amount which they are entitled to receive as a distribution from a prior plan or certain Individual Retirement Accounts (“IRA”).

The Company may make annual discretionary profit sharing contributions during each Plan year.  Profit sharing contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year.  There was no discretionary contribution made during the year ended December 31, 2011.

During 2011, certain participants age 50 and over made catch-up contributions totaling $107,884.

Participant Accounts
Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, (c) discretionary contributions by the Company, and (d) an allocation of administrative expenses.  Allocations of Plan earnings and losses are based on individual participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Investment Options
Upon enrollment in the Plan, a participant directs contributions to any investment option offered.  Participants may change their investment options and make transfers between investment options daily.

Vesting
Participants are at all times fully vested in their voluntary contributions plus net actual earnings thereon.  Vesting in Employer contributions is based on years of continuous service.  Participants become 100 percent cliff vested after three years of service.

Notes Receivable from Participants
Participants may borrow from their fund accounts the lesser of:  (a) $50,000 (reduced by the excess (if any) of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made); or (b) 50% of the participant’s vested balance.  The notes receivable are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 10.25%. Interest rates are comparable to the rate charged by commercial lenders in the geographical area for similar loans on the origination date.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
Upon termination, retirement, or death, participants (or their beneficiaries) may elect to receive an amount equal to the vested value of their account in either a lump-sum amount or in installments determined by the participants or their beneficiaries.  Vested accounts for terminated employees which do not exceed $5,000, but are greater than $1,000, are automatically rolled over into an individual retirement account (“IRA”).  Accounts which are $1,000 or less are automatically distributed in a lump-sum.

Forfeitures
Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used to pay administrative expenses and reduce future Company matching contributions.  As of December 31, 2011 and 2010, forfeited non-vested accounts totaled $74,199 and $183,954, respectively.  During 2011, $28,202 of Employer matching contributions were forfeited by employees who terminated before those amounts became vested.  Net earnings related to forfeited funds in 2011 totaled $10,123.  The amount of forfeitures used to pay administrative expenses in 2011 totaled $12,203.  The amount of forfeitures used to reduce Employer matching contributions in 2011 totaled $135,877.

Plan to Plan Transfers
The Company also sponsors the Stillwater Mining Company Bargaining Unit 401(k) Plan, which covers union employees of the Company (as defined by the Plan document). Transfers to and from this Plan occur when the union membership status of an employee changes.  There was a net transfer into the Plan of $1,389,553 for the year ended December 31, 2011.

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Significant Accounting Policies

  Basis of Accounting
The Plan’s financial statements have been prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 962, Plan Accounting – Defined Contribution Plans, requires the Plan to report investment contracts at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Therefore, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

  Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

As of December 31, 2011 and 2010, approximately 16% of total Plan investments were held in Company common stock.  This investment is exposed to market risk from changes in the fair value of such shares.

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year (see Note 7).  Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year, except for the guaranteed interest account included in the blended investment funds, which is valued as described below.  The fair value of the guaranteed interest account is calculated by Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (see Note 5). The market value formula used by MassMutual is the same as a serial bond valuation formula for a bond which repays its original principal in installments, pays interest on the outstanding principal, and is being valued in the current interest rate environment.  Purchases and sales of investments are recorded on a trade date basis.

Dividends are recorded as of the ex-dividend date.  Interest income is recorded on the accrual basis.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest, and are secured by the participants’ account balances.  Interest income is recognized over the terms of the notes at the rate specified in the loan documents.  Fees related to notes receivable from participants are recorded as administrative expenses when they are incurred.  If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable mature between January 2012 and August 2021.  As of December 31, 2011 and 2010, notes receivable from participants were $1,595,351 and $1,334,482, respectively.

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Expenses of the Plan
The Company may pay expenses incurred in the administration of the Plan at its discretion.  A portion of the expenses are paid with forfeitures, although some expenses, including but not limited to, audit and legal fees and other administrative costs, may be paid by the Company.

  Payment of Benefits
Benefits are recorded when paid by the Plan.

Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  ASU 2010-06 amends Subtopic 820-10 to require disclosure of the transfers in and out of Levels 1 and 2.  The update also requires additional information for Level 3 related to purchases, sales, issuances and settlements, and requires more detailed disclosure regarding valuation techniques and inputs.  ASU 2010-06 as it relates to Levels 1 and 2 was effective for fiscal years and interim periods beginning after December 15, 2009.  Requirements relating to Level 3 are effective for fiscal years and interim periods beginning after December 15, 2010.  The Plan adopted the provisions of ASU 2010-06 during January 2010 and 2011, and its application did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans – a consensus of the FASB Emerging Issues Task Force, clarifying the classification and measurement guidance on participant loans of a defined contribution pension plan (“ASU 2010-25”).  ASU 2010-25 requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest, for fiscal years ending after December 15, 2010 and requires the reclassification to be retrospectively applied to all prior periods presented.  The Plan adopted this guidance effective for the Plan year ended December 31, 2010.  The adoption had no effect on net assets of the Plan as previously reported.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements, to improve the comparability of fair value measurements presented and disclosed in financial statements (“ASU 2011-04”). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements. The amendments include those that clarify FASBs intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value measurements.  ASU 2011-04 is effective for annual periods beginning after December 15, 2011.

Subsequent Events
The Plan has evaluated events occurring subsequent to December 31, 2011 and through June 22, 2012 (the date the financial statements were available to be issued).

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 2 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2011 and 2010, the Plan held a guaranteed interest account (separately, and as part of blended investment funds), which is a fully benefit-responsive investment contract with MassMutual.  MassMutual maintains the contributions in a general account.  The guaranteed interest account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed interest account issuer is contractually obligated to repay the principal and interest at a specified rate that is guaranteed to the Plan.

As described in Note 1, because the guaranteed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3.00%.  Such interest rates are reviewed on a semi-annual basis for resetting.  The crediting interest rate was 3.00% as of December 31, 2011 and 2010.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The issuer may terminate the guaranteed interest account with the Plan due to a failure of the Plan to comply with the contractual requirements, failure by the Plan to meet the requirements of the IRC, or a termination or partial termination of the Plan.  For termination or partial termination of the Plan, the issuer may terminate at a settlement amount other than the contract value.

Average Yields	2011	2010
Based on actual earnings	2.63%	2.75%
Based on interest rate credited to participants	2.63%	2.75%

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 3 – INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:
	2011	2010
	Fair Value	Fair Value

Stillwater Mining Company Unitized Common Stock Fund:
Stillwater Mining Company Common Stock	$7,849,531	$8,546,323
Interest Bearing Cash	344,306	441,544
	8,193,837	8,987,867

Mutual Funds:*
Select PIMCO Total Return Fund	5,737,883
Select Indexed Eqty Fd (Northern Tr)	4,400,298	2,961,602
T.Rowe Price New Amer Gr Fd	3,677,039
Oppenheimer Developing Market Fund	2,920,878	5,645,174
Lord Abbett Developing Markets	2,809,207
PIMCO Total Return Fund		8,054,583
American Funds Growth Fund of America		3,659,566
Baron Growth Fund		2,819,192
Other mutual funds less than 5%
of the Plan’s net assets	11,198,820	12,600,816
	30,744,125	35,740,933

Guaranteed Interest Account**	13,620,078	10,171,813

Other investments less than 5%
of the Plan's net assets	389	2,350
	$52,558,429	$54,902,963

*	Includes amounts of the Mutual Funds held in the Blended Funds.
**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(5,025,185)
Mutual funds	(1,646,542)
$(6,671,727)

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

MassMutual Retirement Services, the record keeper of the Plan, is a division of MassMutual.  Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by MassMutual (see Note 2).  These transactions qualify as exempt party-in-interest transactions.

The Company made matching contributions in Company common stock of $1,399,581 (96,311 shares) during the year ended December 31, 2011.  As of December 31, 2011 and 2010, the Plan held $7,849,531 (750,433 shares) and $8,546,323 (400,296 shares), respectively, of common stock; and $344,306 and $441,544, respectively, of interest-bearing cash in a unitized Company stock fund.

As of December 31, 2011 and 2010, the Plan had Employer contributions receivable of $119,814 and $103,386, respectively.

As of December 31, 2011 and 2010, the Plan held notes receivable from participants totaling $1,595,351 and $1,334,482, respectively.  Interest income on these loans was $85,653 for 2011.  Accrued interest receivable totaled $3,589 and $3,228 as of December 31, 2011 and 2010, respectively.

NOTE 6 - TAX STATUS

The Internal Revenue Service (“IRS”) issued a determination letter dated December 19, 2007, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the period covered by the determination letter.  However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan applies the provisions of ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis.

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy distinguishes among three levels of inputs that may be utilized when measuring fair value: Level 1 inputs (using quoted prices in active markets for identical assets or liabilities), Level 2 inputs (using external inputs other than Level 1 prices such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and Level 3 inputs (unobservable inputs supported by little or no market activity and based on internal assumptions used to measure assets and liabilities). The classification of each financial asset or liability within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2011.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$344,306	$-	$-	$344,306
Mutual Funds*
Value Funds	3,772,957	-	-	3,772,957
Index/Total Return Funds	12,727,657	-	-	12,727,657
Growth Funds	5,702,510	-	-	5,702,510
International Funds	2,387,169	-	-	2,387,169
Specialty Funds	6,153,832	-	-	6,153,832
Common Stock	7,849,531	-	-	7,849,531
Guaranteed Interest Account**	-	-	13,620,078	13,620,078
Non-Interest Bearing Cash	389	-	-	389
TOTALS	$38,938,351	$-	$13,620,078	$52,558,429

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2010.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$441,544	$-	$-	$441,544
Mutual Funds*
Value Funds	3,801,367	-	-	3,801,367
Index/Total Return Funds	14,126,969	-	-	14,126,969
Growth Funds	9,025,639	-	-	9,025,639
International Funds	2,654,317	-	-	2,654,317
Specialty Funds	6,132,641	-	-	6,132,641
Common Stock	8,546,323	-	-	8,546,323
Guaranteed Interest Account**	-	-	10,171,813	10,171,813
Non-Interest Bearing Cash	2,350	-	-	2,350
TOTALS	$44,731,150	$-	$10,171,813	$54,902,963

*	Includes amounts of the Mutual Funds held in the Blended Funds.
**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.

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STILLWATER MINING COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2011.

Level 3 Investments
Guaranteed Interest Account**
Balance, January 1, 2011	$10,171,813
Unrealized Appreciation***	857,884
Transfer In, Loan Interest, Loan Transfers	(86,594)
Interest Income	304,082
Purchases	10,564,084
Sales	(8,191,191)
Balance, December 31, 2011	$13,620,078

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds.
***
Gains and losses on the Guaranteed Interest Account represent changes in the fair value and are not included in the changes in net assets for the period above as the Statement of Changes in Net Assets Available for Benefits is presented on the contract value basis.

STILLWATER MINING COMPANY 401(K) PLAN
SCHEDULE H, Part IV, Line 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Select PIMCO Total Return Fund	Mutual Fund	N/A	$4,216,453
	T. Rowe Price New America Growth	Mutual Fund	N/A	3,233,755
	Lord Abbett Developing Growth	Mutual Fund	N/A	2,643,291
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	2,580,244
	Select Indexed Eqty Fd (Northern Tr)	Mutual Fund	N/A	2,315,391
	Select Large Cap Value Fd (Davis)	Mutual Fund	N/A	2,159,942
	Sel MCG II Fd (TRP/Frontier)	Mutual Fund	N/A	2,025,471
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	1,741,690
	Northrn Mid Cap Index Fund	Mutual Fund	N/A	1,291,316
	SI SmCo VI Fd (Fed CI/TRP/ERNST)	Mutual Fund	N/A	892,202
	Northern Bond Index Fund	Mutual Fund	N/A	834,519
	Perkins Mid Cap Value Fund	Mutual Fund	N/A	110,841
	Northern Small Cap Index Fund	Mutual Fund	N/A	96,498
	Northern Intl Equity Index Fund	Mutual Fund	N/A	21,357

	Stillwater Aggressive Blend:
	Select Indexed Eqty Fd (Northern Tr)	Mutual Fund	N/A	1,626,060
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	516,531
	Select Large Cap Value Fd (Davis)	Mutual Fund	N/A	341,997
	T. Rowe Price New America Growth	Mutual Fund	N/A	341,866
	Select PIMCO Total Return	Mutual Fund	N/A	340,925
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	300,068
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	299,500
	Loomis Sayles	Mutual Fund	N/A	256,485
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	128,493
	Lord Abbett Developing Growth	Mutual Fund	N/A	128,025
*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	5
				4,279,955
	Stillwater Conservative Blend:
	Select PIMCO Total Return	Mutual Fund	N/A	705,718
*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	173,037
	Select Indexed Eqty Fd (Northern Tr)	Mutual Fund	N/A	93,010
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	58,118
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	35,082
	Select Large Cap Value Fd (Davis)	Mutual Fund	N/A	23,228
	T. Rowe Price New America Growth	Mutual Fund	N/A	23,216
	Loomis Sayles	Mutual Fund	N/A	23,215
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	11,640
	Lord Abbett Developing Growth	Mutual Fund	N/A	11,593
				1,157,857

See Report of Independent Registered Public Accounting Firm
 (continued on next page)

STILLWATER MINING COMPANY 401(K) PLAN
SCHEDULE H, Part IV, Line 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Stillwater Moderate Blend:
	Select PIMCO Total Return	Mutual Fund	N/A	$407,324
	Select Indexed Eqty Fd (Northern Tr)	Mutual Fund	N/A	318,000
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	79,973
	Select Large Cap Value Fd (Davis)	Mutual Fund	N/A	68,080
	T. Rowe Price New America Growth	Mutual Fund	N/A	68,058
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	56,781
	Loomis Sayles	Mutual Fund	N/A	56,742
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	34,137
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	22,733
	Lord Abbett Developing Growth	Mutual Fund	N/A	22,654
*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	6
				1,134,488
	Stillwater Moderate Conservative Blend:
	Select PIMCO Total Return	Mutual Fund	N/A	49,680
	Select Indexed Eqty Fd (Northern Tr)	Mutual Fund	N/A	16,624
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	4,922
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	4,887
	Loomis Sayles	Mutual Fund	N/A	4,886
*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	4,417
	T. Rowe Price New America Growth	Mutual Fund	N/A	3,908
	Select Large Cap Value Fd (Davis)	Mutual Fund	N/A	3,908
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	1,960
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	978
	Lord Abbett Developing Growth	Mutual Fund	N/A	975
				97,145
	Stillwater Moderate Aggressive Blend:
	Select Indexed Eqty Fd (Northern Tr)	Mutual Fund	N/A	31,213
	Select PIMCO Total Return	Mutual Fund	N/A	17,783
	American Funds EuroPacific Growth Fund	Mutual Fund	N/A	8,972
	Select Large Cap Value Fd (Davis)	Mutual Fund	N/A	6,237
	T. Rowe Price New America Growth	Mutual Fund	N/A	6,236
	Oppenheimer Developing Market Fund	Mutual Fund	N/A	4,469
	Oppenheimer Real Estate Fund	Mutual Fund	N/A	4,459
	Loomis Sayles	Mutual Fund	N/A	4,459
	Sel SmCoVal Fd (Fed Clov/TRP/ERNST)	Mutual Fund	N/A	2,677
	Lord Abbett Developing Growth	Mutual Fund	N/A	2,669
				89,174

See Report of Independent Registered Public Accounting Firm
 (continued on next page)

STILLWATER MINING COMPANY 401(K) PLAN
SCHEDULE H, Part IV, Line 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Stillwater Unitized Stock Fund:
*	Stillwater Mining Company	Common Stock	N/A	$7,849,531
	Interest Bearing Cash			344,306
				8,193,837

	Non-Interest Bearing Cash			389

*	Notes Receivable from Participants	Interest rates from 5.25% to 10.25%	N/A	1,595,351

*	Guaranteed Interest Account (at contract value)	Insurance Contract	N/A	11,753,228

				$52,464,394
*	Party-in-interest to the Plan

Note: Amounts for column (d) are not required as the investments are participant directed.
See Report of Independent Registered Public Accounting Firm

STILLWATER MINING COMPANY 401(K) PLAN

EXHIBIT INDEX

    Exhibit        Document
23.1           Consent of Tanner LLC, Independent Registered Public Accounting Firm